Exhibit 4.57

Dated: 1 July, 2019

ALPHA BANK A.E.
(as Lender)

- and -

SQUIRE OCEAN NAVIGATION CO.
(as borrower)

-and-

LEADER SHIPPING CO.
(as collateral owner)

THIRD SUPPLEMENTAL AGREEMENT in relation to a Loan Agreement dated 4th November, 2015 for a loan facility of (initially) up to US$33,750,173

THIS AGREEMENT (hereinafter called “this Agreement”) is made this 1st day of July, 2019;

B E T W E E N

(1)
ALPHA BANK A.E., a banking société anonyme incorporated in and pursuant to the laws of the Hellenic Republic with its head office at 40 Stadiou Street, Athens GR 102 52, Greece, acting, except as otherwise herein provided through its office at 93 Akti Miaouli, Piraeus, Greece (hereinafter called the “Lender”, which expression shall include its successors and assigns);

(2)
SQUIRE OCEAN NAVIGATION CO., a company duly incorporated and validly existing under the laws of the Republic of Liberia having its registered office at 80 Broad Street, Monrovia, Republic of Liberia (hereinafter called the “Borrower”, which expression shall include its successors); and

(3)
LEADER SHIPPING CO., a company duly incorporated and validly existing under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the “Collateral Owner”, which expression shall include its successors);

IS SUPPLEMENTAL to a loan agreement dated 4th November, 2015, as amended and/or supplemented by a first supplemental agreement dated 28th July 2016 (the “First Supplemental Agreement”)  and a second supplemental agreement dated 29th June 2018 (the “Second Supplemental Agreement”) and made between (i) the Lender, as lender and (ii) the Borrower, as borrower (the said loan agreement as amended and/or supplemented by the First Supplemental Agreement and the Second Supplemental Agreement is hereinafter called the “Principal Agreement”), on the terms and conditions of which the Lender agreed to advance and has advanced to the Borrower, a loan of up to United States Dollars Thirty three million seven hundred fifty thousand one hundred seventy three ($33,750,173), for the purpose therein specified (the Principal Agreement as hereby amended and/or supplemented and as the same may hereinafter be amended and/or supplemented called the “Loan Agreement”).

W H E R E A S :

(A)
the Borrower and the Collateral Owner hereby acknowledge and confirm that (a) the Lender has advanced to the Borrower, the full amount of the Loan in the principal amount of United States Dollars Thirty three million seven hundred fifty thousand one hundred seventy three ($33,750,173) and (b) as of the Effective Date the principal amount of United States Dollars Twenty Eight Million Six Hundred Eighty Seven Thousand Six Hundred Eight and Fifty cents ($28,687,608.50 ) in respect of the Loan remains outstanding;

(B)
pursuant to a Guarantee dated 4th November 2015 as amended and/or supplemented by a first deed of amendment of guarantee dated 28th July, 2016 (the “First Amendment”) and a second deed of amendment of guarantee dated 29th June 2018 (the “Second Amendment”) (the said Guarantee as amended and/or supplemented by the First Amendment and the Second Amendment is hereinafter called the “Guarantee”), Seanergy Maritime Holdings Corp., of the Marshall Islands (the “Guarantor”) irrevocably and unconditionally guaranteed the due and timely repayment of the Loan, and the interest and default interest accrued thereon and the performance of all the obligations of the Borrower under the Loan Agreement and the Security Documents executed in accordance thereto;

(C)	the Borrower and the other Security Parties have requested the Lender to grant its consent to (inter alia):

(a)
the temporary waiver (from 1st January 2019 until the 31st of December 2019) of the minimum liquidity covenant set out in Clause 8.1(j) (Liquidity) of the Principal Agreement; For the avoidance of doubt, the minimum liquidity covenant is only waived in relation to the Earnings Account of the Borrower and not in relation to any other account of the Borrower or the Guarantor or the Group;

(b)	the amendment of the repayment schedule set out in Clause 4.1 (Repayment) of the Principal Agreement;

(c)	the amendment of the Leverage covenant and the EBITDA covenant provided in Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement; and

(d)	the amendment of the Security Requirement set out in Clause 1.2 (Definitions) of the Principal Agreement,

and the Lender has agreed thereto conditionally upon terms that the Principal Agreement shall be amended in the manner hereinafter set out in Clause 6 of this Agreement.

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS

1.1	Defined terms and expressions

Words and expressions defined in the Principal Agreement and not otherwise defined herein (including the Recitals hereto) shall have the same meanings when used in this Agreement.

1.2	Additional definitions

In addition, in this Agreement the words and expressions specified below shall have the meanings attributed to them below:

 “Effective Date” means the date hereof or such earlier or later date as the Lender may agree in writing, upon which all the conditions contained in Clause 5 shall have been satisfied and this Agreement shall become effective;

 “Guarantee Deed of Amendment No. 3” means the deed of amendment of the Guarantee to be executed by the Guarantor in favour of the Lender in form and substance satisfactory to the Lender; and

“ST Charterparty Assignment” means the deed of assignment of the time charterparty (in NYPE 1913 form as amended) dated 17 October 2018 entered into between the Borrower as owner and ST Shipping and Transport Lte. Ltd. of Singapore (the “Charterer”) as charterer, over the Vessel, as amended and/or supplemented from time to time (and shall include any further addenda thereto), together with any and all notices and acknowledgments in relation thereto;

1.3	Construction

 In this Agreement

(a)	Where the context so admits words importing the singular number only shall include the plural and vice versa and words importing persons shall include firms and corporations;

(b)	clause headings are inserted for convenience of reference only and shall be ignored in construing this Agreement;

(c)	references to Clauses are to clauses of this Agreement save as may be otherwise expressly provided in this Agreement; and

(d)	all capitalised terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

2.	BORROWER’S ACKNOWLEDGMENT OF INDEBTEDNESS

The Borrower hereby declares and acknowledges that as at the date hereof the outstanding principal amount of the Loan is United States Dollars Twenty Eight Million Six Hundred Eighty Seven Thousand Six Hundred Eight and Fifty cents ($28,687,608.50 ), which shall be repaid in accordance with Clause 4.1 (Repayment) of the Loan Agreement.

3.	REPRESENTATIONS AND WARRANTIES

3.1	Representations and warranties under the Principal Agreement

The Borrower and the Collateral Owner hereby represent and warrant to the Lender as at the date hereof that the representations and warranties set forth in the Principal Agreement and the Security Documents (updated mutatis mutandis to the date of this Agreement) are (and will be on the Effective Date) true and correct as if all references therein to “this Agreement” were references to the Principal Agreement as amended and supplemented by this Agreement.

3.2	Additional representations and warranties

In addition to the above, the Borrower and the Collateral Owner hereby represent and warrant to the Lender as at the date of this Agreement that:

a.
each of the Security Parties is duly formed, is validly existing and in good standing under the laws of the place of its incorporation and has full power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Principal Agreement and this Agreement and has complied with all statutory and other requirements relative to its business and does not have an established place of business in any part of the United Kingdom or the USA;

b.
all necessary licences, consents and authorities, governmental or otherwise under this Agreement and the Principal Agreement have been obtained and, as of the date of this Agreement, no further consents or authorities are necessary for any of the Security Parties to enter into this Agreement or otherwise perform its obligations hereunder;

c.	this Agreement constitutes the legal, valid and binding obligations of the Security Parties thereto enforceable in accordance with its terms;

d.
the execution and delivery of, and the performance of the provisions of this Agreement do not, and will not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on any of the Security Parties or its respective constitutional documents;

e.
no action, suit or proceeding is pending or threatened against the Borrower and the Collateral Owner or its assets before any court, board of arbitration or administrative agency which could or might result in any material adverse change in the business or condition (financial or otherwise) of any of the Borrower or the other Security Parties;

f.
none of the Security Parties is not and at the Effective Date will not be in default under any agreement by which it is or will be at the Effective Date bound or in respect of any financial commitment, or obligation;

g.
the Guarantor maintains Corporate Liquidity (including any contractually but undrawn parts of the Notes) in an amount equal to $500,000 per Fleet Vessel and an amount equal to $500,000 for the Vessel is maintained in the Earnings Account outside of the waiver period as aforementioned;

h.	No US Tax Obligor: None of the Security Parties is a US Tax Obligor; and

i.	Sanctions:

(i)
None of the Security Parties is a Prohibited Person nor is controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and none of the Borrower, the Collateral Owner or the Guarantor controls a Prohibited Person; and

(ii)
no proceeds of the Loan have been made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Applicable Sanctions.

3.3	Survival

The representations and warranties of the Borrower and the Collateral Owner in this Agreement shall survive the execution of this Agreement and shall be deemed to be repeated at the commencement of each Interest Period.

4.	AGREEMENT OF THE LENDER

The Lender, relying upon each of the representations and warranties set out in Clause 3 hereby agrees with the Borrower and the Collateral Owner, subject to and upon the terms and conditions of this Agreement and in particular, but without limitation, subject to the fulfilment of the conditions precedent set out in Clause 5 that the Principal Agreement be amended in the manner more particularly set out in Clause 6.

5.	CONDITIONS

5.1	Conditions precedent

The agreement of the Lender contained in Clause 4 shall be expressly subject to the condition that the Lender shall have received on or before the Effective Date in form and substance satisfactory to the Lender and its legal advisers:

a.
a certificate of good standing or other equivalent document issued by the competent authorities of the place of its incorporation in respect of each of the Borrower, the Collateral Owner and the Guarantor;

b.
duly legalised resolutions duly passed by the Board of Directors of the Borrower, the Collateral Owner and the Guarantor and duly legalised resolutions passed at a meeting of the shareholders of the Borrower, the Collateral Owner and the Guarantor (and of any corporate shareholder thereof), if applicable, evidencing approval of this Agreement and/or the Collateral Security Documents and/or the Guarantee Deed of Amendment No. 3 (as the case may be) and authorising appropriate officers or attorneys–in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

c.
all documents evidencing any other necessary action or approvals or consents with respect to this Agreement, including, but not limited to, certified and duly legalised Certificates of Incumbency issued by any of the Directors of the Borrower, the Collateral Owner and the Guarantor evidencing approval of this Agreement and/or the Guarantee Deed of Amendment No. 3 and authorising appropriate officers or attorneys-in-fact to execute the same and to sign all notices required to be given under this Agreement on its behalf or other evidence of such approvals and authorisations as shall be acceptable to the Lender;

d.
the original of any power(s) of attorney issued in favour of any person executing this Agreement and/or the Guarantee Deed of Amendment No. 3 on behalf of the Borrower, the Collateral Owner, and the Guarantor;

e.	all documents evidencing any other necessary action or approvals or consents with respect to this Agreement;

f.	such favourable legal opinions from lawyers acceptable to the Lender and its legal advisors as the Lender shall require;

g.	duly executed originals of the ST Charterparty Assignment, the Guarantee Deed of Amendment No. 3 and, where appropriate, duly registered in favour of the Lender; and

h.	evidence satisfactory to the Lender that the Guarantor maintains Liquidity in an amount equal to $500,000 per Fleet Vessel.

6.	VARIATIONS TO THE PRINCIPAL AGREEMENT

6.1	Amendments

In consideration of the agreement of the Lender contained in Clause 4, the Borrower hereby agrees with the Lender that (subject to the satisfaction of the conditions precedent contained in Clause 5, the provisions of the Principal Agreement shall be varied and/or amended and/or supplemented as follows:

a.	with effect as from the 25th February 2019, the following new definition shall be added to Clause 1.2 (Definitions) of the Principal Agreement reading as follows:

 “Third Supplemental Agreement” means the Second Supplemental Agreement dated 1st July, 2019 supplemental to this Agreement to be executed and made between (inter alios) the Borrower and the Lender whereby this Agreement shall be amended as there in provided;

“Associated Commitment” means a loan of up to United States Dollars Eight million seven hundred fifty thousand ($8,750,000) made to Leader by the Bank;

“Associated First Mortgage” means collectively the first priority Bahamian ship mortgage “A” dated 19 March 2015, registered over the Associated Vessel in favour of the Lender, and the deed of covenants collateral thereto, bearing the same date.

“Associated Loan Agreement” means the loan agreement dated 6th March, 2015 made between (i) the Lender as lender, and (ii) LEADER SHIPPING CO., of the Marshall Islands (hereinafter “Leader”), as borrower, as amended and/or supplemented by (a) a first supplemental agreement dated 23rd December, 2015 (b) a second supplemental agreement dated 28th July, 2016,  (c) a third supplemental agreement dated 29th June, 2018, and (d) a fourth supplemental agreement dated 1 July, 2019, together with any and all further amendments thereto and/or supplements thereof;

“Associated Loan” means the aggregate principal amount borrowed by Leader as borrower in respect of the Associated Commitment or (as the context may require) the principal amount thereof owing to the Lender under the Associated Loan Agreement at any relevant time;

“Associated Second Mortgage” means collectively the second priority Bahamian ship mortgage “B” dated 29 June 2018, registered over the Associated Vessel in favour of the Lender, and the deed of covenants collateral thereto, bearing the same date.

“Associated Vessel” means the motor vessel “LEADERSHIP”, lawfully registered under the laws and flag of The Commonwealth of the Bahamas in the Ships’ Register of the port of Nassau in the ownership of Leader and having Official No. 7000760 and  IMO No. 9233923;

“Excess Value of the Associated Vessel” means the Market Value of the Associated Vessel as most recently determined in accordance with Clause 8.5(b) less the amount of the Associated Loan at the relevant time;

“ST Charterparty” means the time charterparty (in NYPE 1913 form as amended) dated 17 October 2018 entered into between the Borrower as owner and ST Shipping and Transport Lte. Ltd. of Singapore (the “Charterer”) as charterer, over the Vessel, as amended and/or supplemented from time to time (and shall include any further addenda thereto);

b.	with effect as from the 25th February 2019, the following definitions of Clause 1.2 (Definitions) of the Principal Agreement shall be amended so as to read as follows:

“Balloon Instalment” means, the part of the Loan amounting to United States Dollars Nineteen million six hundred fifty thousand (US$19,650,000);

“Charterparty Assignment” means the assignment of any Charterparty, including without limitation the ST Charterparty, in favour of the Lender, in form and substance satisfactory to the Lender as the same may from time to time be amended and/or supplemented;

“Security Requirement” means, until and including the 31st of March 2020, the amount in United States Dollars (as certified by the Lender whose certificate shall, in the absence of manifest error, be conclusively binding on the Borrower) which is at any relevant time one hundred percent (100%) of the Loan ; as from the 1st April, 2020 until and including the 31st of March 2021, the amount in United States Dollars (as certified by the Lender whose certificate shall, in the absence of manifest error, be conclusively binding on the Borrower) which is at any relevant time one hundred and eleven percent (111%) of the Loan; and as from the 1st April, 2021 and for the remaining Security Period the amount in United States Dollars (as certified by the Lender whose certificate shall, in the absence of manifest error, be conclusively binding on the Borrower) which is at any relevant time one hundred and twenty five percent (125%) of the Loan; for the avoidance of doubt no Security Requirement is applicable until 31st March 2020;

“Security Value” means the amount in Dollars (as certified by the Lender whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrower) which, at any relevant time is the aggregate of (i) the Market Value of the Vessel as most recently determined in accordance with Clause 8.5(b), (ii) the Excess Value of the Associated Vessel, and  (iii) the market value of any additional security provided under Clause 8.5(a) and accepted by the Lender (if any);”

c.	with effect as from the Effective Date, Clause 4.1 (Repayment) of the Principal Agreement shall be deleted and replaced to read as follows:

“4.1
Repayment.  The Borrower shall and it is expressly undertaken by the Borrower to repay the Loan by (a) eleven (11) consecutive quarterly Repayment Instalments (the “Repayment Instalments”) to be repaid on each of the Repayment Dates so that the first be repaid on 13th May 2019 and each of the subsequent ones consecutively falling due for payment on each of the dates falling three (3) months after the immediately preceding Repayment Date with the last (the 11th) of such Repayment Instalments falling due for payment on the Final Maturity Date and (b) the Balloon Instalment , payable on the Final Maturity Date; subject to the provisions of this Agreement, the amount of each such instalment shall be as follows:

(a)	1st to 3th (both incl.) United States Dollars Eight hundred forty three thousand seven hundred sixty and seventy five cents ($843,760.75) each;

(b)	4th to 11th (both incl.) United States Dollars Nine hundred eighteen thousand seven hundred sixty and seventy five cents ($918,760.75) each;

provided, that (a) if the last Repayment Date would otherwise fall after the Final Maturity Date, the last Repayment Date shall be the Final Maturity Date, (b) in the event that the Commitment is not drawn down in full by the last day of the Availability Period, the amount of each of the Repayment Instalments shall be proportionally reduced, (c) there shall be no Repayment Dates after the Final Maturity Date, (d) on the Final Maturity Date the Borrower shall also pay to the Lender any and all other moneys then due and payable under this Agreement and the other Security Documents and (e) if any of the Repayment Instalments shall become due on a day which is not a Banking Day, the due date therefor shall be extended to the next succeeding Banking Day unless such Banking Day falls in the next calendar month in which event such due date shall be the immediately preceding Banking Day.”

d.	with effect as from the 25th February 2019, Clause 8.1 (j) (Liquidity) of the Principal Agreement shall be deleted and replaced to read as follows:

“Liquidity: ensure that as from 1st January, 2020 and throughout the remainder of the Security Period the Borrower shall maintain minimum liquidity in free deposits with the Lender in an amount equal to $500,000. For the avoidance of any doubt the Liquidity under this Clause should always be included in the Liquidity of the Guarantor under Clause 8.6(a) (Liquidity) of this Agreement and under Clause 5.3(a) (Liquidity) of the Guarantee. The compliance of the Guarantor with this undertaking shall be determined by the Lender in respect of each financial semester on the basis of the semi-annual unaudited financial statements of the Guarantor and in respect of each quarter of each Financial Year on the basis of a letter of the Guarantor confirming the aforesaid liquidity”;

e.
with effect as from the 25th February 2019, sub-clause (b) (Leverage) of Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement shall be deleted and replaced to read as follows:

“Leverage: the Corporate Leverage Ratio of the Guarantor will not be, (i) higher than 0.85:1.0, until and including the 31st March, 2020, the compliance with such obligation to be tested on each Financial Semester Day starting from the 31st December 2018; (ii) higher than 0.75:1.0, from the 1st April, 2020 and until the end of the Security Period, the compliance with such obligation to be tested on each Financial Semester Day starting from the 1st April, 2020;”

f.
with effect as from the 25th February 2019, sub-clause (c) (EBITDA) of Clause 8.6 (Additional Financial Covenants – Compliance Certificate) of the Principal Agreement shall be deleted and replaced to read as follows:

EBITDA: the consolidated interest cover ratio for the Accounting Period (EBITDA to Net Interest Expense) shall not be (i) until and including the 31st March 2020, lower than 1:1, the compliance with such obligation to be tested on each Financial Semester Day starting from the 1st September, 2018 and (ii) as from 1st April, 2020 until the expiration of the Security Period, lower than 2:1, the compliance with such obligation to be tested on each Financial Semester Day starting from the 1st April, 2020;

g.	with effect as from the 25th February 2019, Schedule 3 of the Principal Agreement shall be deleted and replaced to read as follows:

“Schedule 3
Form of Compliance Certificate
(referred to in Clause 8.6(d))

To:	ALPHA BANK A.E.
93 Akti Miaouli,
Piraeus, Greece
(the “Lender”)

From:	SQUIRE OCEAN NAVIGATION CO.,
of Liberia
(the “Borrower”)

Dated: [●], 2018

RE:	Loan Agreement dated [●] November, 2015 made between (1) the Borrower and (2) the Lender, in respect of a loan facility of up to US$33,750,000 (the “Loan Agreement”).

Terms defined in the Loan Agreement shall have the same meaning when used herein.

I/We [●], [●] and [●], [each] being  the Chief Financial Officer of each of the Borrower and Seanergy Maritime Holdings Corp., of the Marshall Islands (the “Guarantor”), refer to Clause 8.6(d) of the Loan Agreement and hereby certify that, during the Accounting Period 01. […].20[…] to 3... […].20[…] and on the date hereof:

1.	Financial Covenants:

the Leverage Ratio has not been and at the date hereof is not higher than 0.85:1 (applicable for the time period ending on 31st March 2020, inclusive) OR the Leverage Ratio has not been and at the date hereof is not higher than 0.75:1 (applicable for all other periods); and

the consolidated interest cover ratio (EBITDA to Net Interest Expense) is not lower than 1:1 (applicable for the time period starting on 1st September 2018 and ending on 31st March 2020, inclusive) OR the consolidated interest cover ratio (EBITDA to Net Interest Expense) is not lower than 2:1 (applicable for all other periods); and

the Guarantor maintains minimum Corporate Liquidity (including any contractually committed but undrawn parts of the Notes) in an amount equal to $500,000 per Fleet Vessel.

2.	Default:

[No Default has occurred and is continuing]

or

[The following Default has occurred and in continuing: [provide details of Default].  [The following steps are being taken to remedy it: [provide details of steps being taken to remedy Default]].

We attach hereto the necessary documents supported by calculations setting out in reasonable detail the materials underling the statements made in this Compliance Certificate.

Signed: ___________________
Name: [………………………….]
Title: Chief Financial Officer”

6.2	Security Documents

With effect as from the Effective Date the definition “Security Documents” shall be deemed to include the Security Documents as amended and/or supplemented in pursuance to the terms hereof and any document or documents (including if the context requires the Loan Agreement) that may now or hereafter be executed as security for the repayment of the Loan, interest thereon and any other moneys payable by the Borrower under the Principal Agreement and the Security Documents (as herein defined) as well as for the performance by the Borrower and the other Security Parties as defined in the Loan Agreement of all obligations, covenants and agreements pursuant to the Principal Agreement, this Agreement and/or the Security Documents.

6.3	Construction

All references in the Principal Agreement to “this Agreement”, “hereunder” and the like and all references in the Security Documents to the “Loan Agreement” shall be construed as references to the Principal Agreement as amended and/or supplemented by this Agreement.

7.	WAIVER OF CERTAIN COVENANTS

The Lender hereby agrees that with effect as from the 1st January 2019 until the 31st  December, 2019 the obligation of the Borrower under Clause 8.1(j) (Liquidity) shall be waived and is hereby waived for the duration of the said period.

8.	CONTINUANCE OF PRINCIPAL AGREEMENT AND THE SECURITY DOCUMENTS

Save for the alterations to the Principal Agreement, and the Security Documents made or to be made pursuant to this Agreement, and such further modifications (if any) thereto as may be necessary to make the same consistent with the terms of this Agreement, the Principal Agreement shall remain in full force and effect and the security constituted by the Security Documents executed by the Borrower and the other Security Parties shall continue to remain valid and enforceable and the Borrower and the Guarantors hereby jointly and severally reconfirm their respective obligations under the Principal Agreement as hereby amended and under the Security Documents to which each of them is a party.

9.	ENTIRE AGREEMENT AND AMENDMENT

9.1	Entire Agreement

The Principal Agreement, the other Security Documents, and this Agreement represent the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior expressions of intent or understanding with respect to this transaction and may be amended only by an instrument in writing executed by the parties to be bound or burdened thereby.

9.2	Supplemental – Effect on Principal Agreement

This Agreement is supplementary to and incorporated in the Principal Agreement, all terms and conditions whereof, including, but not limited to, provisions on payments, calculation of interest and Events of Default, shall apply to the performance and interpretation of this Agreement.

10.	FEES AND EXPENSES

10.1	Up-front fee

The agreement of the Lender to the amendment of the Principal Agreement as herein provided shall be expressly subject to the condition that the Borrower shall pay to the Lender a non-refundable up-front fee of an amount of United States Dollars Fifteen thousand ($15,000) payable on the date hereof.

10.2	Indemnity

The Borrower agrees to pay to the Lender upon demand on a full indemnity basis and from time to time all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the negotiation, preparation, execution and enforcement or attempted enforcement of this Agreement and any document executed pursuant thereto and/or in preserving or protecting or attempting to preserve or protect the security created hereunder and/or under the Security Documents.

10.3	Stamp duty etc.

The Borrower covenants and agrees to pay and discharge all stamp duties, registration and recording fees and charges and any other charges whatsoever and wheresoever payable or due in respect of this Agreement and/or any document executed pursuant hereto.

11.	MISCELLANEOUS

The provisions of Clause 14 (Assignment, Transfer, Participation, Lending Office) and Clause 16.1 (Notices) of the Principal Agreement shall apply to this Agreement as if the same were set out herein in full.

12.	LAW AND JURISDICTION

12.1	Governing Law

This Agreement and any non-contractual obligations arising out or in connection with it shall be governed by and construed in accordance with English law and the provisions of Clause 17 (Law and Jurisdiction) of the Principal Agreement shall apply mutatis mutandis to this Agreement as if the same were set out herein in full.

12.2	Third Party Rights

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed the date first above written.

EXECUTION PAGE

THE BORROWER

SIGNED by	)
Mrs. Maria Moschopoulou	)
for and on behalf of	)	/s/ Maria Moschopoulou
SQUIRE OCEAN NAVIGATION CO.	)
of Liberia, in the presence of:	)	Attorney-in-fact

Witness:	/s/ Lilian Kouleri
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law

THE COLLATERAL OWNER

SIGNED by	)
Mrs. Maria Moschopoulou	)
for and on behalf of	)	/s/ Maria Moschopoulou
LEADER SHIPPING CO.	)
of Marshall Islands, in the presence of:	)	Attorney-in-fact

Witness:	/s/ Lilian Kouleri
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law

THE LENDER

SIGNED by	)
Mr. Konstantinos Flokos	)	/s/ Konstantinos Flokos
and Mrs. Chrysanthi Papathanasopoulou	)	Attorney-in-fact
for and on behalf of	)
ALPHA BANK A.E.	)
in the presence of:	)	/s/ Chrysanthi Papathanasopoulou
Attorney-in-fact

Witness:	/s/ Lilian Kouleri
Name:	Lilian Kouleri
Address:	13 Defteras Merarchias Str.,
Piraeus, Greece
Occupation:	Attorney-at-law